

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03050405

Tel. Nr. Filing desk 202 942 80 50

Date March 27, 2003
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Jasmin Lioliou
Corporate Communications

5/2

Enclosures

- **Media Release: March 25, 2003: Annual Results 2002**
- **Annual Report**
- **Invitation to shareholder's meeting, Letter to the shareholders, Agenda**

Unaxis Management Inc. Phone ++41 58 360 96 96
Churerstrasse 120 Fax ++41 58 360 91 96

Rule 12g3-2(b) File No. 82-5190


unaxis

making IT possible

Media release

Persistent weakness in IT industry led to lower revenues and negative operating earnings in 2002 financial year – Encouraging turnaround in amount of orders received – Measures for increased operating flexibility show results.

Pfäffikon, March 25, 2003 – The continuing global recession, combined with slack demand in the information technology (IT) markets, exerted a negative impact on the course of business at Unaxis in 2002. The company received orders amounting to CHF 1,494 million. (2001: CHF 1,572 million) and generated total sales of CHF 1,490 million (2001: CHF 2,127 million)[1] in the past financial year. On a comparable basis[2], orders received increased in 2002 by 7 percent to the CHF 1,428 million level (2001: CHF 1,334 million), thus providing evidence of a turnaround in the flow of new orders, albeit from low levels. As a result of an order backlog of only CHF 427 million at the outset of the year (start of 2001: CHF 889 million), sales on a comparable basis fell to CHF 1,426 million (2001: CHF 1,796 million), a 21 percent decline versus the previous year.

Favorable impact of measures aimed at sustainable cost reduction and increased operating flexibility limits magnitude of negative operating results

Already in the previous year, Unaxis steeled itself for a potentially longer phase of market weakness by introducing far-reaching measures designed to increase its operating efficiency. As a consequence, certain business units were merged and the company's product portfolio was streamlined. In 2001, overhead costs were reduced by CHF 160 million, of which CHF 60 million is attributable to the transformed corporate structure of Unaxis. On a comparable basis, the company achieved an overall cost reduction of CHF 100 million. That had the effect of partially offsetting the volume-related decline in revenues and contributed to a significant lessening of the overall

---

[1] Due to divestitures made within the scope of the company's restructuring, 2001 and 2002 figures are not directly comparable.

[2] Excluding the business operations of Materials that were divested in 2002, as well as the Leybold Optics, Decorative Coating, Hapsite and Contraves Inc. (USA) divisions that were sold in 2001.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

operating loss[3] (EBIT), which amounted to CHF –83 million for the entire financial year. Ongoing programs aimed at increasing the company's competitiveness were also introduced and, among other things, have led to yet another shortening of the time involved in product development, improved procurement management, as well as the increased utilization of standardized product platforms.

Other income acts to limit consolidated loss

As a result of low interest rates and the general weakening of major currencies versus the Swiss franc, the company's financial result of CHF –11 million for 2002 came in lower than the previous year (2001: CHF 0 million). During the financial year, Unaxis divested the operations of its Materials division and concluded other smaller asset sales. When combined with the elimination of provisions taken for warrantees on previously sold goods, this resulted in other income of CHF 47 million (2001: CHF 297 million[4]). Overall, the company recorded a consolidated net loss of CHF 39 million for the 2002 financial year (2001: CHF 111 million profit).

Solid capital base maintained

At the end of 2002, Unaxis Corporation had net working capital of CHF 686 million (2001: CHF 768 million). Shareholders' equity at year's end amounted to CHF 1,476 million, corresponding to a shareholders' equity ratio of 58 percent (2001 shareholders' equity: CHF 1,667 million; shareholders' equity ratio: 55 percent). Thus Unaxis continues to have a high level of working capital at its disposal, as well as a very solid equity base.

[3] H1 2002 operating loss: CHF -74 million; full-year 2002 operating loss: CHF -83 million
[4] Due to the divestment of Pilatus Flugzeugwerke and the Leybold Optics division.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Information Technology segment:

Rise in orders received; lower level of sales led to negative operating results

For the 2002 financial year, the company's Information Technology segment recorded on a comparable basis[5] a significant increase in orders received: a 28 percent rise to CHF 684 million (2001: CHF 536 million). In particular, the Semiconductors Back End (ESEC) and Displays divisions enjoyed a considerable pick-up in orders in comparison to the previous year. The Data Storage division even managed to double the amount of orders it received, mainly thanks to increased demand for coating equipment and integrated production lines for rewritable discs (CD / DVD RW). However, the larger amount of orders received by the Information Technology segment was not sufficient to offset the low level of backlog that existed at the outset of 2002 (CHF 195 million versus the previous year's CHF 556 million). Accordingly, sales declined by 29 percent to CHF 650 million (2001: CHF 913 million). The Semiconductors Front End division suffered the largest market-related drop in revenues. This division nevertheless managed to conclude several significant sales of technology, a fact that reaffirms the competitiveness of its products. Particularly in the area of advanced packaging, Semiconductors Front End was able to hold its own – it successfully installed a number of 300 mm coating systems at the facilities of leading manufacturers. The Display division also recorded a significant drop in sales, mainly due to the low level of orders on hand at the start of the year. Revenues at Data Storage remained at prior-year levels, while the Optics division experienced a 14 percent decline in sales in comparison to the previous year.

EBIT for the Information Technology segment at year-end 2002 amounted to CHF –146 million (2001: CHF –332 million). The collapse in sales witnessed by the Semiconductors Front End and Displays divisions weighed heavily on the segment's operating earnings. Cost-reduction measures introduced by Semiconductors Back End (ESEC) led to a significant improvement in EBIT for that division.

[5] Excluding the activities of the division Materials that were divested in 2002.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Surface Technology segment:

Holding up well in a demanding market environment

For the 2002 financial year, the Surface Technology segment recorded on a comparable basis[6] sales of CHF 306 million, which represents a 6 percent decline versus the previous year (2001: CHF 326 million). Excluding the negative impact of foreign currency translation, however, sales fell only by 2 percent. Thanks to a determined effort to optimize its business processes, Surface Technology held up well in light of the challenging business environment. Despite a decline in sales, it was able to generate an EBIT of CHF 42 million (2001: CHF 50 million).

The weak global economy exerted a negative impact mainly on the coating of new tools. In the other areas of tool coating, demand actually increased – in local currency, component coating registered a 16 percent rise in sales – but the coating equipment business suffered under customers' general hesitation to make major capital investments. Surface Technology opened new coating centers in Germany, France, Poland and the USA. The division, which now boasts a total network of 51 centers in 19 countries, has thus expanded its leading market position even further.

Components and Special Systems segment:

Sales decline at Leybold Vacuum – Contraves Space keeping a steady course

Orders received by the Components and Special Systems segment on a comparable basis[7] amounted to CHF 439 million in the 2002 financial year, 8 percent below the prior-year level (2001: CHF 479 million). Its sales totaled CHF 471 million, reflecting a 15 percent decline (2001: CHF 557 million). This drop was mainly attributable to the low amount of orders on hand at the outset of the year (1.1.2002: CHF 232 million versus CHF 314 million as at 1.1.2001). Leybold Vacuum was also affected by the IT market collapse, while Contraves Space managed to keep its flow of orders generally in line with last year's level. As a result of the decline in revenues at Leybold Vacuum, EBIT for the Components and Special Systems segment stood at CHF 19 million, 45 percent below the CHF 34 million reading for 2001.

[6] Excluding the operations of Decorative Coating that were divested in 2001.
[7] Excluding the operations of Leybold Optics that were divested in 2001.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Market presence broadened and product innovation spurred

In effort to ensure the company's competitiveness over the long term, Unaxis further expanded it presence in the marketplace during the 2002 financial year. To offer customers an even greater degree of support, considerable resources were invested in bolstering the company's technical support centers and establishing new production facilities in close proximity to the customers' own plants – the opening of Unaxis' regional headquarters in Shanghai represented a milestone in this regard. Going forward, sales and service activities for China will be coordinated out of Shanghai. Moreover, in October 2002, the Optics division commenced operations at a new Shanghai-based plant that will manufacture optical components for the Asian market. With an eye towards strengthening the company's technological leadership, Unaxis also continued to press ahead with its product innovation efforts. New products were launched by all divisions, thus setting the stage for further gains in market share.

Proposals for submission to the annual general meeting of shareholders

As was the case in the previous year, the Board of Directors will propose at the annual general meeting of shareholders the distribution of a CHF 2.- per share dividend. Also, a motion will be made to elect Dr. h.c. Harald Eggers as successor to Prof. Dr. h.c. Lothar Späth, who has announced his decision to step down from the Board of Directors of Unaxis Holding AG. Dr. Eggers brings to the Board his many years of international experience in the semiconductor industry. Being proposed for election as both statutory and group auditors is KPMG Fides Peat, Zurich.

Outlook for 2003

From today's vantage point, Unaxis is working on the assumption that demand in the IT Segment, and in particular for semiconductor production equipment, will not pick up before the second half of 2003. In the non-IT-related Surface Technology and Components and Special Systems segments a modest improvement can be expected, depending on the general trend of the global economy. The innovative power of Unaxis, combined with the measures that are underway to increase operating efficiency, will exert a positive influence on business developments at the company. Given those circumstances, Unaxis expects to return to a profitable level of operating earnings in the 2003 financial year.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

The complete 2002 annual report of Unaxis Corporation can be accessed at www.unaxis.com.

Attachment: Tables reflecting key financial figures

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-Mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise
Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6,500 individuals and, in the 2002 financial year, recorded total sales of CHF 1.49 billion. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.

Key figures 2002

Total Group	2002 CHF million	2001 in CHF million	2002 in EUR million
Orders received	**1 494**	1 572	**1 016**
Sales	**1 490**	2 127	**1 013**
Operating result before depreciation and amortization (EBITDA)	**71**	182	**48**
Operating result from current activities	**- 83**	– 11	**- 57**
– in % of sales	**- 6%**	– 1%	**- 6%**
Impairment losses on goodwill	**0**	200	**0**
Operating result (EBIT)	**- 83**	– 211	**-57**
Other result	**47**	297	**32**
Financial result	**- 11**	0	**-7**
Result before taxes	**- 47**	86	**-32**
Net income/(loss) for the period	**- 39**	111	**-26**
Total assets	**2 525**	3 016	**1 742**
Shareholders' equity	**1 476**	1 667	**1 018**
– in % of total assets	**58%**	55%	**58%**
Net liquidity	**686**	768	**473**
– in % of shareholders' equity	**47%**	46%	**47%**
Net assets[8]	**1 075**	1 202	**741**
Capital expenditures in property, plant and equipment	**74**	186	**50**
Research and development	**157**	208	**107**
Personell expenses	**634**	775	**431**
Number of employees at year-end	**6 544**	7 241	**6 544**

Business development on comparable basis (Excluding amounts related to the sold activities in both years, so that the actual performance of the remaining operations is apparent.)	2002 in Mio. CHF	2001 in Mio. CHF	2002 in Mio. EUR
Unaxis totals[9]			
Orders reveiced	**1 428**	1 334	**971**
Sales to third parties	**1 426**	1 796	**970**
Operating result (EBIT)	**- 86**	- 258	**- 58**
Net assets[8]	**1 064**	1 145	**734**

[8] Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial depts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

[9] excluding the Materials activities sold in 2002 as well as business segments sold in 2001: Leybold Optics, Decorative Coating, Hapsite and Contraves Inc. USA.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Information Technology[10]	2002 in Mio. CHF	2001 in Mio. CHF	2002 in Mio. EUR
Orders received	**684**	536	**465**
Order intake	**209**	195	**142**
Sales	**650**	913	**442**
Operating result before depreciation and amortization (EBITDA)	**- 64**	- 19	**- 44**
– in % of sales	**- 10%**	- 2%	**- 10%**
Operating result from current activities	**- 146**	- 132	**- 99**
– in % of sales	**- 22%**	- 14%	**- 22%**
– in % of net assets (RONA)	**- 21%**	- 18%	**- 20%**
Operating result (EBIT)	**- 146**	- 332	**-99**
Net assets[8]	**706**	736	**487**
Surface Technology[11]			
Orders received	**305**	319	**208**
Order intake	**0**	0	**0**
Sales	**306**	326	**208**
Operating result before depreciation and amortization (EBITDA)	**82**	90	**56**
– in % of sales	**27%**	28%	**27%**
Operating result (EBIT)	**42**	50	**28**
– in % of sales	**14%**	15%	**14%**
– in % of net assets (RONA)	**21%**	22%	**21%**
Net assets[8]	**198**	223	**136**
Components and Special Systems[12]			
Orders received	**439**	479	**298**
Order intake	**197**	232	**134**
Sales	**471**	557	**320**
Operating result before depreciation and amortization (EBITDA)	**32**	49	**22**
– in % of sales	**7%**	9%	**7%**
Operating result (EBIT)	**19**	34	**13**
– in % of sales	**4%**	6%	**4%**
– in % of net assets (RONA)	**35%**	45%	**34%**
Net assets[8]	**54**	75	**37**
Others[13]			
Sales	**0**	1	**0**
Operating result (EBIT)	**0**	-9	**0**

[10] excluding the activities of the Materials division sold in 2002.
[11] excluding the Decorative Coating operations sold in 2001.
[12] excluding the Leybold Optics operations sold in 2001.
[13] excluding the Hapsite and Contraves Inc. USA operations sold in 2001.

Quarterly development by division on a comparable basis

Segment Information Technology

Orders received *in CHF million*	**2002**					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Semiconductors Back End (ESEC)	**157**	**33**	**30**	**62**	**32**	106	14	19	13	60
Semiconductors Front End	**158**	**25**	**47**	**51**	**35**	207	16	33	74	84
Displays	**91**	**26**	**8**	**55**	**2**	52	5	21	24	2
Data Storage	**184**	**49**	**31**	**80**	**23**	76	2	29	35	10
Optics	**95**	**23**	**27**	**24**	**21**	95	32	5	19	39
Total Information Technology	**684**	**156**	**143**	**272**	**113**	**536**	**69**	**107**	**165**	**195**

Sales *in CHF million*	2002					**2001**				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Semiconductors Back End (ESEC)	**150**	**31**	**49**	**44**	**26**	189	20	28	55	86
Semiconductors Front End	**170**	**54**	**37**	**55**	**25**	328	99	52	100	77
Displays	**68**	**37**	**14**	**6**	**11**	134	8	31	34	61
Data Storage	**171**	**48**	**60**	**43**	**20**	157	40	52	27	38
Optics	**91**	**24**	**21**	**24**	**22**	105	22	24	27	32
Total Information Technology	**650**	**194**	**180**	**172**	**104**	**913**	**189**	**187**	**243**	**294**

Order intake *in CHF million*	**per 31.12.2002**	per 31.12.2001
Semiconductors Back End (ESEC)	**17**	1 11
Semiconductors Front End	**49**	70
Displays	**64**	44
Data Storage	**53**	43
Optics	**28**	27
Total Information Technology	**209**	195

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Segment Information Surface Technology

Orders received *in CHF million*	2002					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Total Surface Technology	**305**	**81**	**71**	**80**	**73**	319	76	74	84	85
Sales *in CHF million*	2002					2001				
	Q1-Q4		**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
	306	**81**	**71**	**79**	**74**	326	80	75	82	89
Order intake *in CHF million*										
	per 31.12.2002					per 31.12.2001				
	0					0				

Segment Components and Special Systems

Orders received *in CHF million*	2002					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Leybold Vacuum	**352**	**82**	**89**	**97**	**85**	392	96	83	100	113
Contraves Space	**86**	**30**	**19**	**27**	**10**	87	33	2	17	35
Total Components and Special Systems	**439**	**112**	**108**	**124**	**95**	479	129	85	117	148
Sales *in CHF million*	2002					2001				
	Q1-Q4		**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Leybold Vacuum	**358**	**92**	**86**	**95**	**85**	438	93	113	111	121
Contraves Space	**113**	**16**	**35**	**33**	**29**	119	49	12	26	32
Total Components and Special Systems	**471**	**108**	**121**	**128**	**114**	557	142	125	137	153
Order intake *in CHF million*										
	per 31.12.2002					per 31.12.2001				
Leybold Vacuum	**31**					40				
Contraves Space	**165**					192				
Total Components and Special Systems	**197**					232				

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Correspondence address

Shareholder

REPLY FORM

Please complete and sign this Reply Form and return it promptly (by May 8, 2003, at the latest) in the enclosed envelope

Personal Attendance or Appointment of another shareholder as proxy

☐ I/we will attend the Annual General Meeting of Shareholders 2003 in person or authorize another registered shareholder to represent me/us at the Annual General Meeting of Shareholders 2003* and therefore request an Admission Card**.

Representation by Unaxis Holding Inc.

☐ I/we will not attend the Annual General Meeting of Shareholders 2003 in person and hereby authorize Unaxis Holding Inc. to represent me/us at the Annual General Meeting of Shareholders and to cast my/our votes in support of the motions made by the Board of Directors.

Representation by the independent proxy

☐ I/we will not attend the Annual General Meeting of Shareholders 2003 in person and hereby authorize the independent proxy, Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, CH-8049 Zurich, to represent me/us at the Annual General Meeting of Shareholders 2003 and to cast my/our votes in accordance with my/our instructions on the reverse side of this form (in the absence of any instructions to the contrary, the independent proxy will cast the votes in support of the motions made by the Board of Directors).

This form is not valid as an Admission Card to the Annual General Meeting of Shareholders

Order for a copy of the 2002 Business Report of Unaxis Holding Inc.

☐ Please send me/us a copy of the Business Report for 2002.

Date: Signature:

Unaxis Holding Inc.
Share Registry
Churerstrasse 120
P.O. Box
8808 Pfäffikon/SZ

* According to Article 11 Para. 2 of the Articles of Association a shareholder may be represented at the Annual General Meeting of Shareholders by the shareholder's legal representative, or, by means of a written proxy, by another shareholder who is recorded in the share register.

** Crucial to the issue of an Admission Card is the status of the share register as of April 30, 2003. In the case that shares of the holdings listed on the Admission Card have been sold, the shareholder is no longer entitled to exercise the voting rights for these shares.

Instructions for the Independent Proxy regarding the Annual General Meeting of Shareholders or May 20, 2003

I/we authorize the independent proxy, Mr. Bruno Stalder, Reinhold Frei-Strasse 25, 8049 Zurich, or another person authorized by him, to represent me/us at the 2003 Annual General Meeting of Shareholders and to cast my/our votes in accordance with my/our instructions below. In the absence of any instructions to the contrary, the independent proxy will cast the votes in support of the motions made by the Board of Directors. Unaxis will forward forms sent to it to the independent proxy.

Agenda	Yes	No	Abstention
1. 2002 Annual Report, Annual Financial Statements of Unaxis Holding Inc. and Consolidated Financial Statements	☐	☐	☐
2. Granting of Discharge to the Members of the Board of Directors	☐	☐	☐
3. Allocation of the 2002 Balance Sheet Profit	☐	☐	☐
4. Elections to the Board of Directors			
a) Re-election > Dr. Markus Rauh	☐	☐	☐
b) Election of a New Member > Dr. h.c. Harald Eggers	☐	☐	☐
5. Election of KPMG Fides Peat, Zurich, as Auditors and Group Auditors	☐	☐	☐

Date: ______________________ Signature: ______________________

INVITATION TO THE 30TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

(This invitation is a non-binding translation of the official German version published in the Swiss Official Gazette of Commerce of March 27, 2003)

The shareholders of Unaxis Holding Inc. are invited to the 30th Annual General Meeting of Shareholders on

Tuesday, May 20, 2003, at 3 p.m. (door opens at 2 p.m.)
Lucerne Culture and Convention Center, Luzerner Saal
Europaplatz 1, 6005 Lucerne, Switzerland

AGENDA

1. 2002 Annual Report, Annual Financial Statements of Unaxis Holding Inc. and Consolidated Financial Statements

The Board of Directors moves to adopt the 2002 Annual Report, Annual Financial Statements of Unaxis Holding Inc. and Consolidated Financial Statements.

2. Granting of Discharge to the Members of the Board of Directors

The Board of Directors moves to grant its members discharge for the 2002 business year.

3. Allocation of the 2002 Balance Sheet Profit and Withdrawals from Free Reserve

Net income 2002	CHF	–20 304 818
Balance carried forward from the previous year	CHF	33 507 922
Available earnings	CHF	13 203 104
The Board of Directors moves:		
Withdrawals from free reserve	CHF	15 000 000
Distribution of gross dividends of CHF 2.– to 12 956 732 registered shares entitled thereto, having a nominal value of CHF 20.– each	CHF	–25 913 464
Balance to be carried forward	CHF	2 289 640

If the profit allocation motion is accepted, the dividend will be paid out starting on May 23, 2003.

4. Elections to the Board of Directors

a) Re-election
The Board of Directors moves to re-elect Dr. Markus Rauh for a term of three years.

b) Election of a New Member
The Board of Directors moves to elect Dr. h.c. Harald Eggers as new member to the Board for a term of three years.

5. Election of the Auditors and Group Auditors

The Board of Directors moves to elect KPMG Fides Peat, Zurich, as Auditors and Group Auditors for a term of one year.

Pfäffikon/SZ, March 25, 2003

Unaxis Holding Inc.

Dr. Willy Kissling
Chairman of the Board

COMMENTARY

Agenda Item 4

a) Re-election

At the 2002 Annual General Meeting, the shareholders decided to stagger the terms of office of the members of the Board of Directors and have accordingly adapted Article 16 Para. 1 of the Articles of Association to this purpose. According to the new provision, the schedule of elections is to be set in such a way that each year the term of office of about one third of the members of the Board of Directors expires. In view of the facts that the first three of a total of seven board members – in alphabetical order – were re-elected in the previous year and that a by-election is moved for in Agenda Item 4 b), the Board of Directors proposes to the 2003 Annual General Meeting the re-election of only one of its members ahead of schedule. This is Dr. Markus Rauh, in accordance with alphabetical order.

b) Election of a New Member

The motion is submitted to the Annual General Meeting to elect Dr. h.c. Harald Eggers as a new member in lieu of Prof. Dr. h.c. Lothar Späth, who will resign as of May 20, 2003, after having been a member of the Board of Directors for five years.
Mr. Eggers is 53 years old and a German citizen. As Chief Executive Officer (CEO) of the Memory Products Group Infineon Technologies AG, Munich (Germany), he has extensive knowhow in the area of semiconductors. He earned a degree in physics at the Technical University of Munich. In 2001, the Technical University of Dresden, School of Physics, awarded him an honorary doctorate.

Agenda Item 5

In 2002, the Audit and Finance Committee of the Board of Directors of Unaxis Holding Inc. invited applications for the mandates of internal and external auditors.
After comprehensive evaluation, it was decided to award the mandate for internal auditing to Ernst & Young AG and the mandate for external auditing to KPMG Fides Peat. While the decision on the internal mandate may be made by the Board of Directors, the election of the Auditors and Group Auditors is the responsibility of the Annual General Meeting.

ORGANIZATIONAL NOTICE

Admission Card

Admission Cards and voting materials are only sent upon application. Shareholders who are already registered in the share register or will be registered by April 30, 2003, respectively, as being entitled to vote receive a corresponding Reply Form together with a personal invitation. Therewith until May 8, 2003, at the latest, an Admission Card (including voting materials) may be applied for at Unaxis Holding Inc., Share Registry, Churerstrasse 120, 8808 Pfäffikon/SZ. Crucial to the issue of an Admission Card is the status of the share register as of April 30, 2003. In the case that shares of the holdings listed on the Admission Card have been sold, the shareholder is no longer entitled to exercise the voting rights for these shares.
For the correct determination of the quorum, the voting material not used and the Admission Card must be presented at the exit in the case of an early or temporary departure from the Annual General Meeting.

Proxy Voting

Shareholders who do not wish to attend the Annual General Meeting of Shareholders in person may arrange to be represented by another shareholder or Unaxis Holding Inc. They may also authorize Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich, to represent them as an independent proxy according to Art. 689c SCO (Swiss Code of Obligations). The authorization of an independent proxy or Unaxis Holding Inc. may be given directly on the Reply Form. For the authorization of another shareholder, an Admission Card is to be requested and the Proxy Form printed on its reverse side is to be used.

Proxy Holders for Deposited Shares

Proxy holders for deposited shares according to Art. 689d SCO are asked to notify the Corporation of the number of shares represented by them at the earliest opportunity, but not later than May 20, 2003, when their documents are inspected on admittance to the meeting. The institutions governed by the Federal Law of November 8, 1934, on Banks and Savings Banks, as well as professional asset managers, are regarded as proxy holders for deposited shares.

Business Report

The Business Report for 2002 with the Annual Report, the Annual Financial Statements of Unaxis Holding Inc., the Consolidated Financial Statements and the Reports of the Auditors and Group Auditors is available for inspection by the shareholders as of March 26, 2003, at the company's headquarters, Churerstrasse 120, 8808 Pfäffikon/SZ. Any shareholder may request that a copy of the Business Report be sent to him/her by return-

unaxis

TO OUR SHAREHOLDERS

Pfäffikon/SZ, March 25, 2003

Annual General Meeting of Unaxis Holding Inc. of May 20, 2003

Ladies and Gentlemen:

Please find in the enclosure your invitation to the 30th Annual General Meeting of May 20, 2003. The event will also take place this year at the Culture and Convention Center in Lucerne.

I would be very glad to welcome you personally at the Annual General Meeting. With the enclosed Reply Form, you may request your personal Admission Card including voting material. If you should be prevented from attending, please have yourself represented by another shareholder who is recorded in the share register, by our Corporation or by the independent proxy, Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich. The grant of proxy to Unaxis Holding Inc. or to the independent voting right representative may be effected directly on the enclosed Reply Form. For the grant of proxy to another shareholder, an Admission Card is to be requested and the proxy form printed on the reverse side is to be used.

Contrary to previous years, only a brief version of the 2002 Business Report is enclosed with this letter. We have taken this cost-saving measure, not least based on suggestions from shareholders. As a matter of course, however, we will be pleased to send you the complete Business Report. You may request this with the enclosed Reply Form.

With kind regards,



Dr. Willy Kissling
Chairman of the Board of Directors

Enclosures

unaxis

> LETTER TO SHAREHOLDERS

Persistent weakness in the IT industry in the 2002 financial year led to a decline in sales as well as a loss at the operating earnings level. Orders received, however, experienced a change in trend. Measures aimed at increasing operating flexibility and reducing costs showed results. Unaxis resolutely continued its investments in the expansion of the company's market presence and development of new products.

Dear Shareholders

The ongoing global recession and slack demand in the information technology (IT) markets left their mark on the course of business at Unaxis during the 2002 financial year: on a comparable basis[1], company-wide sales fell by 21 percent. By way of contrast however, orders received grew by 7 percent. Hurt most by this decline in sales was the Information Technology segment, which primarily focuses on production systems and components for the IT industry. In particular, the chip-related Semiconductors Back End (ESEC) and Semiconductors Front End divisions achieved only modest sales due to the increasingly harsh environment in the semiconductor industry in 2002. Following the 35 percent decline in demand for chip-production systems witnessed in 2001, another 24 percent drop ensued during the past financial year. Both of those divisions nevertheless managed to conclude several significant sales of technology, thereby confirming the competitiveness of their products. Sales of production systems by the Displays division also experienced a sharp, market-related decline in 2002. Data Storage recorded sales that were essentially unchanged from prior-year levels, while Optics experienced a 13 percent decline in revenues versus the prior year.

A more favorable development was to be seen in the gratifying increase in orders received by the company, an achievement that is attributed exclusively to the Information Technology segment. The Semiconductors Back End (ESEC) and Displays divisions enjoyed a significant increase in orders in comparison to the previous year. The Data Storage division even managed to double the amount of orders it received, mainly thanks to demand for coating systems used in the production of rewritable discs. The Semiconductors Front End division was the only IT-related unit to witness a marked decline in orders.

A better showing was made by the non-IT-related Surface Technology segment (Balzers) and Components and Special Systems segment (Leybold Vacuum, Contraves Space), where sales came in slightly below the levels achieved in the previous year. Although Leybold Vacuum also felt the impact of the IT market collapse, it was nevertheless able to keep the sales loss within reasonable limits. As was the case in 2001, the non-IT-related segments made a positive contribution to the company's operating results; however, they were not able to compensate for the considerable operating loss incurred by the IT segment. Despite that fact, the more industrially oriented components and service-related businesses of Unaxis proved to be comparatively resilient and profitable even in the face of a difficult market environment.

Cost-reduction measures show results

Unaxis initiated steps last year in anticipation of a phase of prolonged market weakness – a broad range of measures aimed at increasing its operating efficiency. For example, various corporate activities were merged and Unaxis' Group portfolio of products was streamlined. In the year under review, overhead costs were reduced by CHF 160 million. Of that amount, CHF 60 million was attributable to the altered structure of the company. On a comparable basis, Unaxis lowered those costs by CHF 100 million. Additional programs aimed at lowering the

[1] On a comparable basis, i.e. excluding the Materials activities sold in 2002, as well as business segments sold in 2001: Leybold Optics, Decorative Coating, Hapsite and Contraves Inc. USA.

mented, among them a reduction of development time, improved procurement management, utilization of standardized product platforms, and increased use of outsourcing.

Those measures have shown results, as evidenced by the fact that operating earnings for the second half of 2002 were only slightly in the red. For the entire financial year, Unaxis recorded an operating loss (EBIT) of CHF –83 million. Owing to the low level of interest rates, as well as weakness in the major currencies versus the Swiss franc, the company's financial result for 2002 of a negative CHF –11 million stood below the prior-year level. In the year under review, Unaxis divested the businesses related to its former Materials division, concluding a number of smaller asset sales. Together with the elimination of reserves for guarantees associated with previous divestitures, these transactions resulted in "other income" totaling CHF 47 million. Overall, the company realized a net loss of CHF –39 million in its 2002 financial year.

At year-end, the company had net working capital of CHF 686 million (year-end 2001: CHF 768 million) and the shareholders' equity ratio increased to 58 percent (2001: 55 percent). As a consequence, Unaxis continues to have a high level of liquidity, particularly when compared to the industry as a whole, as well as a very solid shareholders' equity base. Thus the financial stability to a company involved in cyclical markets continues to be present at Unaxis.

Expansion of the company's market presence and investments in new products continue unabated

As a means of ensuring the company's long-term competitiveness, Unaxis continued to expand its market presence over the 2002 financial year, resolutely pursuing the development of new technologies and products:

> To offer our customers an even higher level of support, we invested sizable amounts in the expansion of our technical support centers and in new, customer-proximate production facilities. From that point of view, the opening of our regional headquarters in Shanghai represents a milestone. Shanghai is a gateway for Unaxis into the strongly growing Chinese marketplace. Going forward, the company's sales activities and support efforts for China will be coordinated out of Shanghai. Moreover, in December 2002, the Optics division commenced operation of a new production plant in Shanghai that will manufacture optical components for the Asian market.

> In 2002, Semiconductors Front End achieved a breakthrough in the field of silicon-germanium (SiGe) technology. Thanks to the speedier data transmission and reduced electrical power consumption afforded by this semiconductor material, chips can be produced that have a particularly high performance level. Unaxis' manufacturing process enables SiGe chips to be produced for the first time at competitive costs, thus creating the conditions necessary for high-volume production. With the launch of its new "Starline" system, developed for has managed to solidify its leading position in this market segment.

> A breakthrough in wire bonding technology was heralded by ESEC's introduction of its new "Tsunami" wire bonder. Thanks to unparalleled price/performance, Tsunami affords customers a tremendous leap in productivity and thus a significant competitive advantage. This new system will be delivered to the first customer in the second quarter of 2003.

> The Data Storage division has successfully completed the necessary work for its transition from a producer of modules into a provider of integrated total solutions for data storage devices. Its first machines for DVD-9 applications will be delivered in the first quarter of 2003. Additional formats are slated to follow during the course of the year. The division's leading position in metallization systems for the production of DVD+RW, DVD-RAM and other rewritable formats has once again been expanded. In addition, Data Storage has attracted renowned partners such as Philips to participate in the co-development of future production technologies.

> With the opening of new coating centers in Germany, France and the USA, together with its new domestic subsidiary in Poland, Surface Technology (Balzers) has a network of 51 coating centers in 19 countries. In 2002, eight new high-performance coatings were introduced, each of which are closely tailored to the needs of customers in various market segments.

> With its "ScrewLine", Leybold Vacuum has introduced a high-tech vacuum pump for applications in industrial manufacturing. These units offer customers significant competitive advantages and also have convincing environmentally-friendly attributes.

> Contraves Space has successfully completed development of the payload fairing for America's new Atlas-V-500 launch vehicle. As a result, the conditions are ripe for Contraves Space to assume a leading position in the payload fairings market not only in Europe, but in North America too.

Changes in the Board of Directors and group-level management

Now that the company has been successfully restructured, Prof. Dr. h.c. Lothar Späth has decided to step down from his position as member of the Board of Directors. Particularly during the company's restructuring phase, Unaxis was able to benefit from his broad business and political experience. We would like to express our sincere gratitude to Prof. Dr. h.c. Späth for his dedicated efforts and commitment on behalf of the company. The Board of Directors proposes the election of Dr. h.c. Harald Eggers as his successor. As the Chief Executive Officer of the Memory Products Group, Infineon Technologies AG, Munich (D), Dr. Eggers will supplement the Board with his experience in the semiconductor industry.



Dr. Willy Kissling, Chairman of the Board of Directors, and Heinz Kundert, CEO.

On January 1, 2003, Kaspar W. Kelterborn assumed his new position as Chief Financial Officer (CFO) of Unaxis. Mr. Kelterborn has gained many years of comprehensive, international experience in various fields of financial management. He will succeed Paul E. Otth, who resigned at his own request from his duties as CFO and Executive Board member of Unaxis. Mr. Otth joined Unaxis in June 2000 during the course of the company's strategic reorientation. He accompanied its transition into a highly focused technology enterprise, and played a decisive role especially in terms of the legal and financial restructuring of Unaxis and several of the company's acquisitions and divestitures. In the future, Paul E. Otth will contribute his experience to the boards of various companies, including several in which Unaxis holds an equity interest. It pleases us that he will therefore continue to be associated with our company. On behalf of the Board of Directors of Unaxis, we would like to express our gratitude to Paul E. Otth for his tremendous personal commitment and significant contribution towards creating today's Unaxis, and we wish him all the very best in his future endeavors. As of March 1, 2003, group-level management will be reinforced by the inclusion of Asuri S. Raghavan, an internationally prominent expert in the semiconductor industry. At Unaxis, he will bear responsibility for further development of the company's semiconductor business.

Motions for presentation at the annual general meeting of shareholders

The Board of Directors will propose a dividend payment of CHF 2.– per share at the annual general meeting of shareholders on May 20, 2003. In addition, a motion will be made to elect Dr. h.c. Harald Eggers as a new member of the Unaxis Holding AG Board of Directors, replacing Prof. Dr. h.c. Lothar Späth. Also, the Board of Directors will move for the re-election of Dr. Markus Rauh to an additional three-year term of office. As auditors and Group Auditors for a term of one year, the Board of Directors moves to elect KPMG Fides Peat, Zurich.

Challenges and outlook for 2003

With an eye towards the opportunities and challenges of the future, we will remain committed to spurring the development of Unaxis Corporation in 2003. In so doing, we will focus primarily on three specific areas: priority in this regard will be given to exploiting the growth potential within the company's overall portfolio of holdings. In order to expand Unaxis' position in all of its business fields, we will strengthen the company's market presence and invest further in product innovations. Secondly, we will make every effort to increase the operating efficiency of the company to an even higher degree. And thirdly, our objective is to prepare for a rapid increase in production capabilities that will enable Unaxis to benefit from the emergence of a market recovery.

From today's vantage point, it is difficult to assess the future development of the company's specific markets. We are working on the assumption that demand in the IT Segment – in particular for semiconductor production equipment – will not pick up before the second half of 2003. In the non-IT-related Segments, a modest improvement can be expected, depending of course on the general trend of the global economy. Although we anticipate that 2003 will once again be a difficult year, we are nevertheless convinced that the innovative power of Unaxis, along with the efficiency-enhancing measures that have been introduced, will exert a positive influence on the course of our business activities. Given those circumstances, we expect to return to a profitable level of operating earnings in the 2003 financial year.

Acknowledgements

A demanding year lies behind us and, on behalf of the Board of Directors and Executive Board, we would like to thank all of those who have provided their support during that period – our employees, for their global commitment to making Unaxis more flexible, customer-oriented and responsive; our customers, who reward our efforts with their trust; and you, our valued shareholders, for your loyalty. We will make every effort to justify your allegiance by being able to report good corporate progress in one year's time.





Dr. Willy Kissling	Heinz Kundert
Chairman of the Board	Chief Executive Officer

Total Group	2002 CHF	2001 CHF	2002 EUR	
Orders received	**1 494**	1 572	**1 016**	in million
Sales	**1 490**	2 127	**1 013**	
Operating result before depreciation and amortization (EBITDA)	**71**	182	**48**	
Operating result (EBIT)	**–83**	–211	**–57**	
– in % of sales	**–6%**	–10%	**–6%**	
Net income/(loss) for the period	**–39**	111	**–26**	
– in % of sales	**–3%**	5%	**–3%**	
– in % of shareholders' equity	**–3%**	7%	**–3%**	
Net funds from operations	**–41**	264	**–28**	
Capital expenditures in property, plant and equipment	**74**	186	**50**	
Total assets	**2 525**	3 016	**1 742**	
Shareholders' equity	**1 476**	1 667	**1 018**	
– in % of total assets	**58%**	55%	**58%**	
Net liquidity	**686**	768	**473**	
– in % of shareholders' equity	**47%**	46%	**47%**	
Net assets[1]	**1 075**	1 202	**741**	
– Operating result in % of net assets (RONA)	**–8%**	–18%	**–8%**	
Number of employees at year-end	**6 544**	7 241	**6 544**	
Key figures per share[2]				
Share price – highest	**207**	393	**143**	
Share price – lowest	**66**	103	**46**	
Share price – at year-end	**93**	179	**64**	
Operating result (EBIT)	**–6.40**	–16.02	**–4.36**	
Net income/(loss) for the period	**–3.00**	8.53	**–2.04**	
Net cash flow	**–9.54**	22.55	**–6.49**	
Shareholders' equity	**113.74**	126.57	**78.44**	
Dividends[3]	**2.00**	2.00	**1.36**	

[1] Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

[2] Average number of shares with voting and dividend rights

[3] Dividend 2002: proposal of the Board of Directors

> SHARE PRICE DEVELOPMENT

Unaxis N relative to Swiss Market Index (SMI) and Nasdaq Composite Index


2001
2002
400
300
200
100
0
J F M A M J J A S O N D J F M A M J J A S O N D
SMI (Swiss Market Index)
Nasdaq Composite Index
High/Low in CHF

> CONSOLIDATED FINANCIAL STATEMENTS

> Consolidated income statement

in CHF million

	2002	2001
Sales	**1 490**	2 127
Cost of sales	**–933**	–1 313
Gross margin	**557**	814
Marketing and selling	**–246**	–326
Research and development	**–157**	–208
Administration	**–193**	–222
Amortization of goodwill for subsidiaries	**–45**	–64
Other operating income and expense	**2**	–5
Operating result from current activities	**–83**	–11
Impairment losses on goodwill	**0**	–200
Operating result (EBIT)	**–83**	–211
Financial result	**–11**	0
Result from sale of entire business segment	**0**	81
Other result	**47**	216
Result before taxes	**–47**	86
Income taxes	**–8**	–33
Net income/loss including minority interests	**–54**	53
Minority interests in net income/loss	**16**	58
Net income/loss of the period	**–39**	111
Net income/loss per registered share in CHF*	**–3.00**	8.53

* *Average number of shares with voting and dividend rights (2002: 12 972 992; 2001: 13 006 165).*
The figures stated also correspond to diluted earnings per share.

> Consolidated Balance sheet as of December 31

Assets
in CHF million

Current assets	2002	2001
Cash and cash equivalents	**726**	850
Marketable securities	**1**	0
Receivables	**345**	422
Inventories	**272**	326
Prepaid expenses and accrued income	**68**	73
	1 413	1 671
Non-current assets		
Loans receivable	**40**	64
Investments in associated companies	**0**	0
Other investments	**50**	96
Property, plant and equipment	**597**	683
Intangible assets	**345**	422
Deferred tax assets	**80**	80
	1 112	1 345
	2 525	3 016

Liabilities and shareholders' equity
in Mio. CHF

Liabilities	2002	2001
Payables	**122**	153
Accrued liabilities	**139**	148
Customer advances	**87**	129
Financial debt	**40**	82
Current income tax provisions	**15**	47
Post-employment benefit provisions	**246**	248
Deferred tax provisions	**53**	55
Other provisions	**269**	392
	970	1 254
Minority interests	**79**	95
Shareholders' equity		
Share capital	**263**	263
Treasury shares	**–47**	– 45
Reserves and retained earnings	**1 259**	1 449

Total comparable basis[1]	Orders received	**1 428**	1 334
	Sales	**1 426**	1 796
	Operating result (EBIT)	**–86**	–258
	Employees	**6 507**	6 979
Information Technology[2]	Orders received	**684**	536
	Sales	**650**	913
	Operating result (EBIT)	**–146**	–332
	Employees	**2 570**	2 952
Semiconductors Back End (ESEC)	Orders received	**157**	106
	Sales	**150**	189
	Employees	**688**	826
Semiconductors Front End	Orders received	**158**	207
	Sales	**170**	328
	Employees	**624**	776
Displays	Orders received	**91**	52
	Sales	**68**	134
	Employees	**324**	338
Data Storage	Orders received	**184**	76
	Sales	**171**	157
	Employees	**474**	545
Optics	Orders received	**95**	95
	Sales	**91**	105
	Employees	**460**	468
Surface Technology[3]	Orders received	**305**	319
	Sales	**306**	326
	Operating result (EBIT)	**42**	50
	Employees	**1 837**	1 782
Components and Special Systems[4]	Orders received	**439**	479
	Sales	**471**	557
	Operating result (EBIT)	**19**	34
	Employees	**1 765**	1 932
Leybold Vacuum	Orders received	**352**	392
	Sales	**358**	438
	Employees	**1 445**	1 601
Contraves Space	Orders received	**86**	87
	Sales	**113**	119
	Employees	**321**	330

in CHF million

2002 **Q4 Q3 Q2 Q1** | 2001 Q4 Q3 Q2 Q1

Scale (max / 0): 536 / 0; 294 / 0; 86 / 0; 100 / 0; 61 / 0; 60 / 0; 32 / 0; 89 / 0; 153 / 0; 121 / 0; 49 / 0

[1] excluding amounts related to the discontinuing segments in both years, so that the actual performance of the remaining operations is apparent.

[2] excluding the Materials activities sold in 2002

[3] excluding the Decorative Coating business segment sold in 2001

[4] excluding the Leybold Optics business segment sold in 2001

> SEGMENT INFORMATION

Information Technology segment

On a comparable basis, i.e. excluding the activities of the Materials division, which was sold in 2002, Information Technology segment sales of CHF 650 million were 29 percent below the prior-year level (2001 CHF 913 million). Orders received climbed by 28 percent to CHF 684 million (2001: CHF 536 million), but still remained at a very low level. Consequently, the increase in orders received was not able to offset the low order backlog of CHF 195 million at the beginning of the year (beginning of 2001: CHF 556 million). The Information Technology segment reported EBIT of CHF –146 million (CHF –132 million before amortization and write-down of goodwill). In particular, drops in sales of the Semiconductors Front End and Displays divisions had a negative impact on results. By contrast, Data Storage reported improvements in both sales and EBIT contribution, which were achieved in part due to the change in the business model and the emphasis on *line* business. Semiconductors Back End showed a clear improvement in EBIT in spite of lower sales, as a result of cost reduction measures introduced in 2001.

Surface Technology segment

Thanks to a clear orientation towards customer needs, as well as consistent efforts to optimize business processes, Surface Technology was able to maintain its position in a difficult economic environment. On a comparable basis, i.e. excluding the Decorative Coating activities sold in 2001, the Surface Technology segment achieved sales of CHF 306 million in 2002, which represents a decline of 6 percent compared with the prior year (2001: CHF 326 million). Excluding the negative effects of currency translation, the decline was only 2 percent. Nevertheless, margins could not be completely maintained, and EBIT declined from CHF 50 million in 2001 to CHF 42 million in the current year.

Components and Special Systems Segment

On a comparable basis, i.e. excluding the Leybold Optics division sold in 2001, sales reported by Components and Special Systems for the year 2002 totalled CHF 471 million, and were thus 15 percent less than the prior year (2001: CHF 557 million). At CHF 439 million, orders received decreased by 8 percent compared to 2001 (2001: CHF 479 million). In addition to the weaker business developments in the Leybold Vacuum division as a result of economic pressures, this decrease was largely attributable to the lower backlog at the beginning of the year (CHF 232 million compared with CHF 314 million at the beginning of 2002). As a result of the decline in of Leybold Vacuum sales, the EBIT of CHF 19 million was 44 percent below the prior-year amount (2001: CHF 34 million).

Agenda

April 29, 2003:	Key figures for the 1st quarter of 2003
May 20, 2003:	General meeting of shareholders, KKL Lucerne
August 19, 2003:	Publication of the semi-annual report
October 28, 2003:	Key figures for the 3rd quarter of 2003

Contact

Unaxis Management AG
Corporate Communications
Churerstrasse 120
Postfach
CH-8808 Pfäffikon/SZ
www.unaxis.com

Investor Relations
Telephone +41 (0)58 360 96 21
Fax +41 (0)58 360 91 93
E-mail investor.relations@unaxis.com

Media Relations
Telephone +41 (0)58 360 96 49
Fax +41 (0)58 360 91 93
E-mail media.relations@unaxis.com